EXHIBIT 11

STATEMENT REGARDING COMPUTATION OF NET INCOME PER SHARE

	Fiscal Year
	2002	2001	2000
	(in thousands, except per share data)
Net Income Per Common Share–Basic
Weighted average shares outstanding	49,266	47,466	46,247

Net income	$49,075	$39,309	$32,101

Net income per share–basic	$ 1.00	$ 0.83	$ 0.69

Net Income Per Common Share–Diluted
Weighted average shares outstanding	49,266	47,466	46,247
Net effect of dilutive stock options based on the treasury
stock method using average market price	1,892	2,431	3,945
Total shares outstanding for computation of per share earnings	51,158	49,897	50,192

Net income	$49,075	$39,309	$32,101

Net income per share–diluted	$ 0.96	$ 0.79	$ 0.64